Exhibit 99.1

Dr Howard Weiner, Chairman of the Tiziana Scientific Advisory Board, to give an interview on Bloomberg Markets at 1.50pm ET today.

NEW YORK & LONDON, June 30, 2021 — Tiziana Life Sciences plc (NASDAQ: TLSA, LSE: TILS), a biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, announces an interview with the Chairman of its’ Scientific Advisory Board and Professor of Neurology at Harvard Medical School, Dr Howard Weiner is to air on Bloomberg Markets with Matt Miller and Amanda Lang today at 1.50pm ET/6.50pm BST.

About Tiziana Life Sciences

Tiziana Life Sciences plc (NASDAQ: TLSA, LSE: TILS) is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib (a CDK inhibitor being developed in oncology), the Company is also developing Foralumab in COVID-19, multiple sclerosis, and Crohn’s Disease. Foralumab is the only second generation fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (NASH), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), Crohn's disease, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The Company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammatory pulmonary diseases.

Forward-Looking Statements
Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further enquiries:

United Kingdom:

Tiziana Life Sciences plc

Gabriele Cerrone, Chairman and founder

+44 (0)20 7495 2379

United States:

Investors:

Dave Gentry, CEO

RedChip Companies Inc.

407-491-4498

dave@redchip.com